Filer:	Westcorp
Pursuant to Rule 425 Filings under the Securities and Exchange Act of 1933 and deemed filed pursuant to Rule 14 a-12 of the Securities and Exchange Act of 1934.
Subject Company: WFS Financial Inc
Commission File No: 000-26458

     The following are excerpts from the joint presentation transcript and portions of the question and answer session that followed relating to the proposed merger between Westcorp and WFS Financial Inc (“WFS”) made by Thomas Wolfe on July 18, 2002:

First, I’d like to review yesterday’s announcement. In doing so, I’m required to cover additional legal disclosures. Westcorp announced its intentions to acquire the outstanding 16% minority interest in WFS Financial, representing approximately 6.6 million common shares through a merger of WFS into Western Financial Bank. Western Financial Bank, or WFB, is a wholly owned subsidiary of Westcorp. If the merger is ultimately approved by the Board of Directors of WFS, WFB and Westcorp, security holders are advised to read the proxy and prospectus regarding the business combined transaction referenced in the foregoing information when it becomes available, because it will contain important information. The proxy statement and prospectus will be filed with the SEC by Westcorp and WFS.

Investors and security holders may obtain a free copy of the proxy statement and prospectus when available, and other documents filed by Westcorp and WFS at the SEC’s Web site, which is www.sec.gov. The proxy statement and prospectus and such other documents may also be obtained from either Westcorp or from WFS by directing such requests to Westcorp or WFS, Attention: Investor Relations, 23 Pasteur, Irvine, California, 92618, or by phoning 949-727-1002.

WFS and other persons referred to below may be deemed to be participants in any solicitation of proxies of WFS shareholders to adopt the merger agreement providing for Westcorp’s acquisition of the minority interest in WFS. The participants in such solicitation may include the directors and executive officers of WFS who may have an interest in the transaction, including as a result of holding stock or options of WFS. A detailed listing of the names and interests of WFS’ directors and officers is contained in the WFS Proxy Statement prepared for its annual meeting held on May 2, 2002, which may be obtained without charge at the SEC’s web site.

WFB currently owns 84% of WFS common shares, and after the proposed merger will operate WFS as a division of WFB. Under the terms of the proposal, the public holders of WFS common shares would receive 92.04% of a Westcorp share for each outstanding share of WFS in a tax-free transaction. Based on the closing price of the NASDAQ National Market of WFS on July 16, 2002, this represents a value of $22.45 per common share of WFS. This constitutes a premium of 5% over the closing price of common shares of WFS on July 16, 2002.

The proposal is subject to the negotiation and execution of a definitive agreement, any required regulatory approval, and the approval of the Board of Directors of WFS, WFB and Westcorp. Westcorp has been informed that the Board of Directors of WFS has formed an independent special committee to evaluate the proposal and make a recommendation to the Board of Directors of WFS. This proposal would eliminate the duplicate costs that are required in maintaining two separately publicly traded companies. Westcorp also believes that this transaction will enhance the pro forma float and liquidity in a larger Westcorp entity with a greater amount of shares publicly traded.

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     The following are excerpts from the question and answer session relating to the proposed merger between Westcorp and WFS:

Coordinator	Our first question comes from Sonya Perchian.

S. Perchian	I thought it was a very interesting, and a good transaction, clarifying things for everybody, bringing the two companies together. The one question that I had, and it’s come up with a few investors, is what have the regulators asked for in response to the sub-prime guidelines? I know you guys did two rights offerings, and I was wondering kind of what they had looked for and whether you’re completely done with all of that.

L.Whatcott	Sonya, I’m not sure we can ever say we’re completely done with anything relative to the regulators, because that’s a continuing and ongoing process. We have completed an exam with the regulators in this year, and we have addressed regulatory guidance relative to sub-prime and have been through that with them, so we believe that we’re in compliance with all of their expectations in that regard and we continue to meet with them on a regular monthly basis. There were no changes to reserve levels or capital levels during our last exams, as well.

S. Perchian	What is their guideline for risk-based capital?

L. Whatcott	Well, those are probably ... 5%, 6% and 10% are the regulatory guidelines set out.

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Coordinator	Our next question comes from Dale Benson.

D. Benson	I know the liquidity’s not there and all that, but you’re going from being a pure play to being a subsidiary. If your portfolio income is converging with cap by the end of this year, which you’ve always maintained, it strikes me that $23 or $24 a share is kind of ridiculously low for the conversion that’s likely to occur. I’m just kind of curious on the rationale other than what was said earlier for this merger. We’re a fairly large holder, so you know that we obviously have an interest in the rationale besides just public statements. I just don’t know much about the bank, but I know more about WFSI and I’m just wondering what it is that’s motivated this.

T. Wolfe	I’m somewhat limited in what I can say, but I’ll share what I can. In terms of the pricing and the offer made by Westcorp, I’m really not able to comment on how I would evaluate that pricing and whether it’s good or bad. That’s really the function and role of the special committee appointed by the WFS Board.

As it relates to rationale, we really believe that the approved public float of Westcorp will be a benefit for both the Westcorp and WFS shareholders and will help provide greater simplicity and transparency into the successes that we’re having as a company. One of the things that we have heard consistently in the past is that, because of our structure with two public companies, even though the revenue streams of both are substantially similar, it creates a lot of confusion in the marketplace, and the Westcorp Board felt that there was an opportunity to enhance the understanding of the company and improve the float by tendering this offer.

Just to correct one statement you said, Dale, when this transaction is complete, WFS will actually be part of the bank, so it will function as a division of the bank, using the bank’s cost of funds as its funding vehicle.

D. Benson	Does that mean you expect margins to improve?

T. Wolfe	There’s certainly that potential.

D. Benson	Well, the independent committee that’s going to evaluate the offering, what kind of timeframe are you looking at? Can you give me some indication there?

T. Wolfe	It’s probably over the next 30 to 60 days. I understand that the special committee is in the process of retaining financial advisors and attorneys to evaluate the proposal and to make a recommendation to the Board and to negotiate a final price.

D. Benson	I guess what’s bothering me at the moment is that, if you’re going to get a convergence of GAAP and portfolio income, you’re going to be talking about forward projections north of $3.50 a share perhaps for next year. On a standalone basis, even at ten times earnings, we’re looking at a 50% improvement in price for WFSI. Whether that can occur within WES is the big question mark I think that maybe some investors have in their mind, given what’s happened to the stocks over the last few days.

T. Wolfe	Well, that’s something that would have to be evaluated, but the reality is that the revenue streams, the net income streams of the two companies, are highly correlated and linked together but to the extent that we achieve that convergence in one, we would anticipate that it would occur at both.

D. Benson	In terms of traditional bank lending WES is involved in, is it a middle market? What’s the nature of its portfolio, because I’m pretty ignorant about that?

T. Wolfe	The bank focuses on primarily mid-level commercial banking and currently has about $150 million of commercial loans outstanding, so while it has that focus, in terms of size relative to the size and effort and focus at WFS’s auto loan production, it’s fairly small. The anticipation and the reality is that Westcorp is an auto finance company, and we often think about the way we operate the company as a separate legal entity. One of the ways we kind of think about it to keep it straight here is that it’s kind of like an auto finance division at a bank, but it’s the biggest division, and it’s the thing that we devote the greatest amount of attention and detail to because it’s been the thing that’s been most profitable to us.

D. Benson	What kind of synergies do you think you can achieve; any at all?

L. Whatcott	Many of those synergies we’ve achieved as we’ve gone over the years. As you know, Dale, I sit as CFO of all three companies and so our accounting departments are already integrated, and our IT is integrated. Tom Wolfe is president of all three of the companies. Our human resources area is completely integrated. Our legal is completely integrated. But we do have some opportunities for savings in terms of the duplicity of having two separate public companies.

D. Benson	Okay. Well, let’s keep our fingers crossed and look for the combined entities to be substantially higher than where they are today in six months.

L. Whatcott	That would make us all happy, wouldn’t it, Dale?

D. Benson	It’d certainly make me happy.

Coordinator	Our next question comes from Steven Roenick.

S. Roenick	Just to reemphasize a point that the prior questioner had, we don’t have any issue with the consolidation of these companies. The idea of having a separate subsidiary doesn’t make a lot of sense, I don’t believe, anymore. You guys tried the idea with the point in time when you guys came public with WFSI, where premiums were being accorded to such type of lenders. That doesn’t exist today—it just adds extra cost—so I’m in favor of that, certainly. However, it does make the question as to what is the right valuation?

L. Whatcott	That’s not an appropriate discussion for us to have on this call, Steve, because we are not party to this negotiation, nor would it be appropriate for us to comment on the valuation.

S. Roenick	Maybe you can give some background as to how the 0.92 is derived.

L. Whatcott	The special committee of Westcorp derived that offer based on discussions with their financial advisors and their attorneys. I can’t comment, because I don’t know what approaches and what valuations and what techniques they used to put into that.

I guess the one other point I’d make to you, Steve, and to the rest as well, is that as part of the conditions of the transaction, it will be subject to approval by a majority of the minority shareholders of WFS.

S. Roenick	Okay, a majority of the minority shareholders, so the 16%?

L. Whatcott	Right.

S. Roenick	Okay, a couple other quick questions. I was just looking at that. Was there a sale of Westcorp stock in the first quarter...?

L. Whatcott	We did rights offerings of both Westcorp and WFS in the first quarter.

S. Roenick	No, I know that, but that wasn’t what I was asking. I’m looking at the filing changes, and the absent number of shares looks like it declined at Westcorp’s holding of WFSI ... 267,000 shares. I wonder if it’s just an error ...

L. Whatcott	I’m not sure what you’re looking at, but there has not been any sale.

S. Roenick	The last thing I was looking at is Westcorp, because I haven’t been looking at Westcorp as closely, obviously, in the last year or so as I have been looking at WFSI. I began to look a little bit more closely last night. Has Westcorp’s balance sheet been shrinking?

L. Whatcott	No, Westcorp’s balance sheet has continued to grow.

S. Roenick	I was trying to take out the WFSI from the ... I’ll call you, Lee, offline or you can give me a call when you have a chance and I can go over this with you so as not to lengthen the call longer than it needs to be.

L. Whatcott	Okay.

Coordinator	Our next question comes from Sonya Perchian.

S. Perchian	I thought maybe to clarify things, maybe you guys can just put some stuff in perspective as far as what percentage of assets WFS manages .... as a percentage of the total as well as the percentage of the net income on maybe a normalized historical basis. Maybe that would help people understand what the fundamental performance of Westcorp may be versus what the fundamental performance and outlook for WFS may be.

L. Whatcott	As long as you don’t hold me to exact percentages, the assets of WFS represent about 75% to 80% of the assets of Westcorp, and income is a similar ratio, historically. Sometimes it’s a little bit more; sometimes it’s been a little bit less.

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Coordinator	Our next question comes from Igor Watson.

I. Watson	Yes, this is Igor Watson ... Franklin. Just following up on the consolidation, I guess I’m trying to look at it from a bank standpoint and I have two questions. One is did you have any discussion with the regulators prior to that, or was it driven in any point by kind of a regulatory angle? Two, it seems to me that the transaction would be very beneficial for the bank itself. Sixteen percent of the minority interest would just go directly to the bank, so therefore it seems to me it would just increase the capital at the bank, if you could confirm that. Thank you.

L. Whatcott	Igor, from a regulatory standpoint, it was not driven by anything requested or suggested or intimated by the regulators. Our initial discussions with them, when the Board indicated that it was moving forward here, was the first discussion we’ve had with them. So it was strictly something that the Westcorp Board and the bank Board believed would be most beneficial. Your perspective on it being beneficial to the bank, the bank Board certainly believes that and I think that’s why they’re making the proposal that they’ve made.

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Coordinator	We have a question from Richard Lubman.

R. Lubman	I have a question or two regarding the deal. First off, is it going to be structured as an exchange offer or as a merger?

M	It’s structured as a merger, Richard.

R. Lubman	Okay, you could do it as an exchange offer potentially and speed it up a little bit. You’d get over half probably.

M	Again, the special committee is determined to make a merger offer to WFS.

R. Lubman	Fair enough. As a holder of both shares, I’m delighted that you did it finally. It’s really nice to have two cheap stocks that are very difficult to trade, but at least you’ll have the possibility of having institutional flow in the name when it’s combined so that two and two will probably carry to much more than four, at least in my opinion.

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Coordinator	Our next question comes from Dale Benson.

D. Benson	In my earlier comments, I didn’t mean to sound critical.

M	Not interpreted that way.

D. Benson	Okay, I think it is a good arrangement, and to follow on question from another party raised was the point I was trying to get at, whether or not the valuation was a fair valuation, but that was the only thing. We look forward to continued good performance and want to just iterate that.

T. Wolfe	Thank you, Dale.

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